Exhibit 99.(d)(11)(ii)

FIRST AMENDMENT TO BRINKER CAPITAL DESTINATIONS TRUST
INVESTMENT SUB-ADVISORY AGREEMENT

This First Amendment (the “First Amendment”) to the Investment Sub-Advisory Agreement effective as of the 24th day of September, 2020, between Brinker Capital Investments, LLC, a limited liability company organized and existing under the laws of Nebraska (the “Adviser”), and Federated Equity Management Company of Pennsylvania (the “Sub-Adviser”), a Delaware statutory trust organized under the laws of the State of Delaware, is effective as of the 1st day of November, 2023 with reference to the following facts:

WHEREAS, the Adviser has entered into an Investment Advisory Agreement dated as of September 24, 2020 with Brinker Capital Destinations Trust, a Delaware statutory trust (the Trust”), which is engaged in business as an open-end management investment company registered under the Investment Company Act of 1940, as amended;

WHEREAS, the Adviser and the Sub-Adviser entered into an Investment Sub-Advisory Agreement effective as of September 24, 2020 (the “Agreement”);

WHEREAS, the Trust is and will continue to be a series trust having two or more investment funds, each with its own assets, investment objectives, policies and restrictions;

WHEREAS, the Adviser and the Sub-Adviser desire to establish a new fee to be paid by the Adviser to the Sub-Adviser with respect to Destinations Equity Income Fund in exchange for the services to be performed by the Sub-Adviser pursuant to the terms of the Agreement;

WHEREAS, capitalized terms used but not otherwise defined in this Amendment shall have the meaning ascribed to such terms in the Agreement; and

WHEREAS, the Adviser and the Sub-Adviser wish to amend the Agreement.

NOW, THEREFORE, in consideration of the premises and the mutual promises herein set forth, the parties hereto agree as follows:

1.	Schedule A is hereby deleted in its entirety and replaced by Schedule A attached hereto.

2.	The terms of the Agreement shall remain in force to the extent not inconsistent with this First Amendment.

3.	This First Amendment shall be construed and interpreted in accordance with the laws of the State of Delaware determined without regard to its conflict of interest principles.

4.	This First Amendment may be executed in counterparts and may be accepted in an electronically transmitted format. Any executed counterpart, including in an electronically transmitted format, shall be considered to be an original.

IN WITNESS WHEREOF, the parties hereto have duly executed this First Amendment as of the date and year first above written.

THE ADVISER:

ORION PORTFOLIO SOLUTIONS, LLC D.B.A. BRINKER CAPITAL INVESTMENT

By:	/s/ Brian Ferko
Name: Brian Ferko

Title: CCO

THE SUB-ADVISER:

FEDERATED EQUITY MANAGEMENT COMPANY OF PENNSYLVANIA

By:	/s/ John B Fisher

Name: John B Fisher

Title: President

Schedule A
to the
Sub-Advisory Agreement
between
Brinker Capital Investments, LLC
and
Federated Equity Management Company of Pennsylvania
As of September 24, 2020, as amended November 1, 2023

Fund:	Investment Strategy:	Fee (annual rate based on average daily net assets):
Destinations Equity Income Fund	Strategic Value	[*****][*****]